Exhibit 10.1
August 16, 2011

Kevin Fletcher
335 Emerald Lake Drive
Fayetteville, Georgia 30215

Dear Kevin:

I'm excited about the prospect of your coming to work with us at Wisconsin Energy. This letter will confirm our offer of employment, with the specifics as follows:

Start Date: Anticipated to be approximately October 1, 2011, but no later than January 1, 2012.

Position: Upon your employment, you will be an officer and report directly to me. Your position and title will be Senior Vice President of Wisconsin Electric Power Company and Wisconsin Gas LLC.

Base Salary: Your base salary will be established at an annual rate of $335,000, payable in accordance with the company's regular payroll practices. Your base salary is subject to periodic review at the same time as the base salaries of other senior officers, and will be adjusted as the Compensation Committee of the Board of Directors deems appropriate.

Annual Incentive Opportunity: You will be eligible to participate in the company's Short-Term Performance Plan (STPP), which provides an opportunity to earn an annual cash bonus. Your target award will be 60% of your annual base salary, and your maximum award will be 120% of your annual base salary, subject to adjustment as permitted under the STPP. Target and maximum awards for subsequent performance years shall be established by the Compensation Committee pursuant to the STPP.

For 2011, you will be eligible to earn a pro-rated STPP cash bonus annual incentive benefit, based on your actual employment start date and the number of full months during 2011 that you are employed with the company, pursuant to the terms of the STPP.

The STPP also provides the opportunity to receive dividend equivalents in an amount equal to the number of performance units (performance units are discussed below), at the target 100% rate, that are held at each dividend declaration date, multiplied by the amount of cash dividends paid. These short-term dividend equivalents will vest at the end of each year if WEC achieves the performance target or targets for that year established by the Compensation Committee. Assuming an award of performance units by the Compensation Committee in January 2012, you will be eligible to participate in the dividend equivalent opportunity beginning in 2012.

Long-Term Incentive Awards: You will be eligible to receive equity-based incentives under comparable terms, and at such times, as such awards are made to other senior executives of the company under the Omnibus Stock Incentive Plan and/or the Performance Unit Plan. In general, awards of nonqualified stock options, restricted stock and performance units are granted in January of each year and fully vest after three years, subject to early termination or accelerated vesting upon certain events. Your long-term incentive awards target level will be 92% of your annual base salary and may be adjusted by the Compensation Committee commensurate with adjustments for other senior executives.

As an illustration, based on the Compensation Committee's method of awarding equity based compensation in 2011, I anticipate that had you been employed in January, you would have received nonqualified stock options covering 4,395 shares of company stock, 525 restricted shares of company stock, and 4,180 performance units.

In general, the amount of performance units granted under the Performance Unit Plan that vest at the end of a three-year performance cycle is determined by the company's total shareholder return measured against results for an established peer group. Currently, the maximum number of units that could vest is 175% of the initial award. Under the terms of the Performance Unit Plan, there also is the possibility that no units will vest.

You will be eligible for the long-term incentive awards, which we expect to be granted in January 2012. Of course, all equity-based awards are subject to approval of, and terms established by, the Compensation Committee and the method of delivering the compensation may change from time to time.

Signing Bonus: You will receive a special lump sum signing bonus of $200,000 to be paid on the first regular payroll date after you begin employment with the company.

Pension Benefits: You will participate in the company's tax-qualified defined benefit pension plan - the Retirement Account Plan (RAP), subject to its terms and conditions.

Provided you remain with the company for at least one year from your date of hire, you will be entitled to (i) participate in the company's Supplemental Pension Plan (SPP) or such successor plan, as amended from time to time, with respect to “SERP Benefit A”, which is designed to make up for any limitations imposed on the amount of an executive's accrued benefit under the RAP because of statutory or regulatory limits relating to the Internal Revenue Code, and (ii) receive a special additional pension benefit. The special additional pension benefit will be equal to the difference between (a) and (b) below, less the monthly lifetime retirement benefits payable to you from all qualified and nonqualified defined benefit pension plans of your prior employer, calculated as if starting on the same date as the special additional pension benefit, where (a) and (b) are as follows:

(a)	Equals the monthly lifetime retirement benefit payable from the RAP, plus any amount payable as SERP Benefit A; and

(b)
Equals the gross monthly lifetime retirement benefit that would have been payable pursuant to the formula set forth under the prior employer's Supplemental Benefit Plan (before applying any qualified and nonqualified defined benefit offsets set forth therein) as in effect on your original date of hire with the company. When determining this benefit, the following shall apply: (i) service includes all service with the company and the prior employer and (ii) Final Average Pay will be determined (A) pursuant to the definition in the prior employer's Supplemental Benefit Plan but using, as applicable, your earnings with the company and (B) using a 36-month averaging period rather than a three-year averaging period.

Such special additional pension benefit will be paid at the time and in the form provided under the terms of the SPP (including, if any, your last completed and timely filed payment election under the SPP and the SPP provision requiring a six-month delay in payment to a “specified employee” upon a “separation from service,” both within the meaning of Internal Revenue Code Section 409A).

You also will be eligible to participate in the company's 401(k) plan - the Employee Retirement Savings Plan (ERSP). The company matches 100% of participant contributions up to 1% of eligible compensation. Thereafter, the company matches 50% of participant contributions above 1% of compensation up to 7% of compensation, resulting in a 4% company match on contributions of up to 7% of compensation.

Deferred Compensation: You will be eligible to participate in a deferred compensation plan, which allows deferral of a portion of base salary and annual incentive awards into a non-tax qualified account. Various investment alternatives are available. The company will match amounts deferred consistent with the matching formula applied to the 401(k) accounts under the ERSP.

Severance Benefits: In the event (i) you are terminated by the company other than because of death or disability and without cause or (ii) you terminate your employment with the company for Good Reason (as herein defined), you will be entitled to receive a lump sum payment equal to 2.99 times your annual base rate of salary for the fiscal year in which termination of employment occurs. You (and your family) will also be entitled, for a three-year period following termination of employment under these circumstances, to health, life and other welfare benefits (excluding disability benefits) substantially similar to those benefits you (and your family) received pursuant to the welfare benefit programs of the company as in effect on the date of termination of employment.
Notwithstanding anything herein to the contrary, if you secure new employment during the period you are receiving welfare benefits after termination of employment with the company, the level of welfare benefits being provided will be reduced to the extent any such benefit is being provided by your new employer.

"Good Reason" means:

(a)	a material diminution in your base salary;

(b)	a material change in the geographic location at which you are required to perform services; or

(c)	any other action or inaction that constitutes a material breach by the company of the terms of this letter.

Any severance payments will be paid in a lump sum as soon as practicable following your separation from service, but, in no event will such payment be made later than March 15th of the year following the end of the year of your separation from service, to comply with relevant provisions of Section 409A.

Vacation: Your vacation allowance will commence, effective for 2012, at five weeks per year (twenty-five days), subject to increase at the company's normal intervals. For 2011, you will receive five days of vacation provided that you commence employment on or before October 1, 2011. Any portion of these days not used in 2011 will be forfeited.

Other: In addition to the benefits mentioned above, you will be eligible for an executive financial planning benefit, executive life insurance and executive annual physical benefit. You also will be eligible to participate in all other health and welfare benefits generally made available to company employees, including medical and dental insurance.

Relocation: You will be eligible for relocation benefits commensurate with those provided to other senior executives.

Nothing in this letter shall preclude the company from amending or terminating any of the plans or programs applicable to senior executives of the company.

Kevin, I look forward to your reply. If you have any questions, please don't hesitate to call me. If this letter is acceptable, please sign one copy and return it directly to me.

Sincerely,

/s/ Gale Klappa

Gale E. Klappa
Chairman, President and Chief Executive Officer

Accepted:	/s/ Kevin Fletcher
Kevin Fletcher

Date:	8/17/11